United States securities and exchange commission logo





                          June 25, 2024

       Michael Egholm
       President and Chief Executive Officer
       Standard BioTools Inc.
       2 Tower Place, Ste 2000
       South San Francisco, CA 94080

                                                        Re: Standard BioTools
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 20, 2024
                                                            File No. 333-280321

       Dear Michael Egholm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              John T. Rudy, Esq.